NR08-16	July 16, 2008

International Tower Hill Amends Options

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSXV: ITH, AMEX: THM, Frankfurt: IW9) announces that, following review and approval by the Company’s Compensation Committee, the Board of Directors has amended the expiry dates and exercise prices of an aggregate of 3,675,000 outstanding incentive stock options to extend the expiry date for up to eighteen months, such that all such options (which were originally granted for a period of two years and which have expiry dates ranging from January 26, 2009 to May 23, 2009) will now expire on July 16, 2010; and to reduce the exercise prices (which currently range from CAD 2.70 to 2.95, with a weighted average exercise price of CAD 2.75) to CAD 1.75.  An aggregate of 2,405,000 of these options are held by insiders and, in accordance with the requirements of the TSX Venture Exchange’s policies, the amendments to such options are subject to the approval of the Company’s “disinterested” shareholders.  Accordingly, approval to the amendments to these insider options will be sought at the 2008 annual general meeting of the shareholders of ITH to be held on Tuesday, October 21, 2008.

The Board of Directors believe that the stock option repricing is justified, as current management has been working steadily to deliver on its promise to create shareholder value (having identified significant inferred gold resources and currently pushing forward with an aggressive exploration programs to increase those resources and identify additional ones) but the results, and the value thereby created, are not being appropriately recognized in the current market or reflected in the Company’s share price through no fault of management.  The Directors are therefore of the view that the resetting of the exercise price of these options will restore the appropriate incentive to management that the grant of stock options is intended to provide.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to advanced gold and base metal discoveries.  The Company is aggressively pursuing a major new gold discovery at its 100% owned Livengood project, which has an initial 43-101 inferred resource of 88 million tonnes at an average grade of 0.71 g/t (2.0 million ounces of gold at a cutoff of 0.5 g/t).  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for a significant expansion of the estimated Livengood resources, business and financing plans and business trends.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to obtain assay results in a timely manner due to laboratory workload, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, including those detailed above, and other risks and uncertainties disclosed in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies (including its most recent Management Discussion and Analysis).  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its US disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.